EXHIBIT 99.4

Thursday June 8, 9:19 am Eastern Time

Press Release
SOURCE: Bentley Communications Corp.
Los Angeles Firm to Play Significant Role in China Trade

LOS ANGELES, California, June 8 /CNW/ -- Bentley Communications Corp. (OTCBB:
BTLY) announced the scheduled inception of ISP and website hosting services for the city of Chengdu and the surrounding region in the People's Republic of China, pursuant to an agreement with Chengdu Foreign Economic Relations and Trade Service (CFERTS) and the Chengdu Minjang International Trade Company, Ltd. When fully implemented, BTLY resources will service approximately 7,000 companies.

The City of Chengdu in the province of Sichuan, with a population in excess of 10 million, is the commercial, financial and science center, as well as the hub of communications and transportation for southwestern China. The Import/Export volume of Chengdu is over USD1.5 Billion annually. Today, Chengdu plays a more important role in the region with the implementation of the "Western Developing Strategy" of the Chinese Central Government.

"This arrangement firmly establishes Bentley Communications Corp. as a major player in the implementation of impending legislation, having passed the House and awaiting Senate approval, which will grant Permanent Normal Trade Relations
(PNTR) status to the People's Republic of China. We are also now ready to activate several significant Joint Ventures which were held up awaiting passage of this important bill," said Gordon F. Lee, President of Bentley Communications Corp.

Bentley Communications Corp. filed its SEC Form 8-K on March 8, 2000. This was because of a reorganization agreement with Kyrenia Acquisition Corp. and followed up with consolidated financial statements with Kyrenia as required by the Form on May 8, 2000. In response to SEC comments on the original filing, the Company filed an amended Form 8-K/A in addition to its quarterly report, Form 10-QSB, electronically on EDGAR on June 5, 2000. Bentley Communications Corp. is now current with all of its reporting requirements.

The Company is awaiting further comments from the SEC on its most recent filings, and is confident that it will clear the SEC comments process in a timely manner, but makes no guarantees or predictions as to when this will occur. Once the Company clears this process, it will be once again eligible for quotation on the OTC Bulletin Board. Management does not consider this an impediment to continued growth.

Because of ongoing corporate growth, Bentley Communications Corp will relocate its offices to 9800 South Sepulveda, Suite 625, Los Angeles, California 90045. The new offices will be occupied as of Monday, June 12, and are adjacent to Los Angeles International Airport. The company's websites will be offline pending relocation and upgrade of the company's server system to accommodate extreme expansion of its international site hosting requirements. The new super-system is scheduled to be online as of Monday, June 26.

Safe Harbor for Forward-Looking Statements: Except for historical information contained herein, the statements in this press release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, product price volatility, product demand, market competition, risk inherent in the company's domestic and international operations, imprecision in estimating product reserves and the company's ability to replace and expand its holdings.

FOR FURTHER INFORMATION

Eric Bauchman, VP/COO of Bentley Communications Corp., 562-628-5534

                                                                              60